	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65800

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hall & Romkema Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2425 East Grand River Ave, Suite 1
(No. and Street)

Lansing	MI	48812
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe A. Romkema	517-323-7500	iromkema(®harcDa.com
(Name)	(Area Code -Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009   3366

(Date of Registration with PCA0B)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(I)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Joe A. Romkema_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Hall & Romkema Financial Services, LLC_____, as of ___December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRESEA JACKSON
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires December 25, 2023
Acting in the County of _Ingham_

Signature: _____

Title: _____Member_____

Tresea Jackson
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HALL & ROMKEMA FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm .... Page   1

Financial Statements
    Statement of Financial Condition 2
    Statement of Income... 3
    Statement of Changes in Members' Equity 4
    Statement of Cash Flows.. 5
    Notes to Financial Statements 6-8

Schedule I: Supplementary Information Pursuant to Rule 17a-5 9

Report of Independent Registered Public Accounting Firm 10

Exemption Report 11

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hall & Romkema Financial Services, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hall & Romkema Financial Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hall & Romkema Financial Services, LLC's management. Our responsibility is to express an opinion on Hall & Romkema Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hall & Romkema Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hall & Romkema Financial Services, LLC's financial statements. The supplemental information is the responsibility of Hall & Romkema Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Hall & Romkema Financial Services, LLC's auditor since 2017.

Celeste, Texas
March 15, 2023

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	84,893
Cash deposit with clearing organization		15,060
Advisory fees receivable		184,706
Prepaid expenses		24,630
Total Assets	$	309,289

Liabilities and Members' Equity

Total Liabilities	$	-
Members' Equity		309,289
Total Liabilities and Members' Equity	$	309,289

The accompanying notes are an integral part of these financial statements.

2

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2022

Revenues		
Advisory fees	$	776,302
Other		28,250
Total Revenues		804,552
Expenses		
Contracted services		137,000
Clearing charges		25,508
Communications		14,011
Professional fees and services		49,171
Occupancy and equipment		6,624
Regulatory fees		7,376
Other expenses		19,557
Total Expenses		259,247
Net Income Before Provision for Income Taxes		545,305
Current Income Taxes - State		24,800
Net Income	$	520,505

The accompanying notes are an integral part of these financial statements.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

Balance at December 31, 2021	$	318,784
Net income		520,505
Members' distributions		(530,000)
Balance at December 31, 2022	$	309,289

The accompanying notes are an integral part of these financial statements.

4

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net income	$	520,505
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities		
Increase in cash deposit with clearing organization		(13)
Decrease in advisory fees receivable		37,584
Increase in prepaid expenses		(5,157)
Decrease in accounts payable and accrued expenses		(9,297)
Net cash provided by operating activities		543,622
Cash Flows from Financing Activities		
Members' distributions		(530,000)
Net cash used in financing activities		(530,000)
Net Increase in Cash		13,622
Cash, Beginning of Year		71,271
Cash, End of Year	$	84,893
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Income taxes - state	$	24,800

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was organized in August 2002 as a Michigan limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Michigan.

The Company plans to withdraw its registration as a broker/dealer in securities with the SEC and its membership with FINRA and SIPC during the first quarter of 2023.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company, does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's operations consist primarily of providing investment advisory services to individuals located in Michigan.

Revenue Recognition

Advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arrears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other Revenue. Other revenue consists of revenue earned related to customer accounts held at the clearing firm and is recorded on the trade date.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the Statement of Financial Condition are short term in nature and approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

Note B - Transactions with Clearing Broker/Dealer:

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services for its advisory service clients and accounts. The clearing agreement requires minimum monthly charges of $1,000. The clearing agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker/dealer.

Note C - Related Party Transactions / Economic Dependency/ Concentration of Services:

The three members of the Company, who are also registered securities representatives and officers of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2022. In lieu of compensation, the members received distributions totaling $530,000 during the year. The Company is economically dependent upon the members due to the concentration of services provided by them.

Two of the Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases administrative staff from the leasing company. A total of $137,000 was incurred and paid by the Company to the leasing company for the year ended December 31, 2022, which is recorded as contracted services in the accompanying Statement of Income. In addition, the Company has a prepaid asset of $5,225 related to lease costs paid to the leasing company at December 31, 2022.

Two of the Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The accounting firm shares its office space with the Company. A total of $6,624 was incurred and paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2022.

The Company incurred expenses for professional advisory, fees, accounting, insurance and postage totaling $33,760 provided by the accounting firm during the year ended December 31, 2022. These expenses are recorded as professional fees and services in the accompanying Statement of Income. In addition, the Company has a prepaid asset of $3,870 related to insurance costs paid to the accounting firm at December 31, 2022.

Note D - Concentration of Credit Risk:

The Company has cash, commissions receivable, and a clearing deposit held by and due from its clearing broker-dealer totaling $100,268, or approximately 32% of total assets, at December 31, 2022.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its advisory fees receivable credit risk exposure is limited.

Note E - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $102,711, which was $97,711 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.

Note F – Off-Balance-Sheet Risk:

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2022, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement is required.

Note H - Subsequent Events:

The Company has evaluated subsequent events through March 15, 2023 the date on which the financial statements were available to be issued.

The Company sold its tangible and intangible assets as of January 1, 2023.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Supplemental Informaiton
Pursuant to Rule 17a-5
As of December 31, 2022

Net Capital

Total members' equity qualified for net capital	$	309,289
Deductions and/or charges		
Non-allowable assets:		
Advisory fees receivable		181,948
Prepaid expenses		24,630
Total deductions and/or charges		206,578
Net Capital	$	102,711

Aggregate Indebtedness

Total Aggregate Indebtedness	$	-

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	97,711
Ratio: Aggregate Indebtedness to Net Capital		0

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as filed by Hall & Romkema Financial Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hall & Romkema Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hall & Romkema Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hall & Romkema Financial Services, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) Hall & Romkema Financial Services, LLC stated that Hall & Romkema Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Hall & Romkema Financial Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hall & Romkema Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 15, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Hall & Romkema Financial Services, LLC.

3495 Coolidge / East Lansing, MI 48823
517-337-8900

Exemption Report

Hall & Romkema Financial Services, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hall & Romkema Financial Services, LLC.

I, Joe A. Romkema, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Joe A. Romkema, Member

January 10, 2023